SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Destination Maternity Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25065D100

(CUSIP Number)

Jeffrey Symons

Jones Day

222 East 41st Street

New York, New York 10017

(212) 326-3939

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   25065D100

1	NAMES OF REPORTING PERSONS Orchestra-Premaman S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,843,931
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,843,931

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,843,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON (see Instructions) CO

CUSIP No.   25065D100

1	NAMES OF REPORTING PERSONS Yeled Invest S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,843,931
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,843,931

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,843,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON (see Instructions) CO

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 14, 2015, as amended by Amendment No. 1 filed on February 8, 2016 (as so amended the “Schedule 13D”) by Orchestra-Premaman S.A. (“Orchestra-Premaman”) and Yeled S.A. (“Parent” and, together with Orchestra-Premaman, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (“DM Common Stock”), of Destination Maternity Corporation, a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 2 have the respective meanings ascribed to them in the Schedule 13D.

Item 4. Interest in Securities of the Issuer

On March 15, 2016, the Issuer entered into a confidentiality agreement with Orchestra-Premaman (the “Confidentiality Agreement”), pursuant to which the Issuer has agreed to provide certain nonpublic information about the Issuer to Orchestra-Premaman for purposes of evaluating, negotiating, documenting, pursuing or consummating a possible transaction between the Issuer and Orchestra-Premaman, and Orchestra-Premaman has agreed to maintain the confidentiality of such information, in each case subject to the terms and conditions of the Confidentiality Agreement. Subject to customary termination rights, Orchestra-Premaman also agreed not to engage in certain proxy solicitation or similar activities and to refrain from any derogatory or defamatory statements concerning the Issuer or its officers or directors, in each case subject to the terms and conditions of the Confidentiality Agreement. Unless otherwise provided in the Confidentiality Agreement, the agreement will terminate on the earlier of (1) the date on which the parties enter into a definitive agreement regarding a transaction and (2) January 1, 2017.

The foregoing summary does not purport to be a complete description of the Confidentiality Agreement, a copy of which is attached as Exhibit 99.1 to this Amendment No. 2 and incorporated herein by reference.

In connection with the execution of the Confidentiality Agreement, Orchestra-Premaman and the Issuer also entered into a reciprocal confidentiality agreement on substantially the same terms pursuant to which the Issuer has agreed to maintain the confidentiality of any nonpublic information provided by Orchestra-Premaman to the Issuer, and to refrain from any derogatory or defamatory statements concerning Orchestra-Premaman or its officers or directors.

No assurance can be given that any business combination or other transaction will be consummated.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

The disclosure under Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Confidentiality Agreement, dated as of March 15, 2016, by and between Destination Maternity Corporation and Orchestra-Premaman, S.A.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Amendment No. 2 is true, complete and correct.

ORCHESTRA-PREMAMAN S.A.

By:	/s/Pierre Mestre
Name: Pierre Mestre
Title: Chairman

YELED INVEST S.A.

By:	/s/Fons Mangen
Name: Fons Mangen
Title: Director

By:	/s/Carine Reuter-Bonert
Name: Carine Reuter-Bonert
Title: Director

Dated: March 18, 2016